EXHIBIT 99g


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Changes

February 12, 2002.

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on February 12, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

On February 12, 2002 Kinross announced that it had completed the previously announced sale of 20,000,000 common shares to a syndicate of underwriters and the exercise by the underwriters of the option to purchase an additional 3,000,000 common shares resulted in the aggregate sale of 23,000,000 common shares for gross proceeds of Cdn. $31,050,000.

Item 5.   Full Description of Material Change

Kinross Gold Corporation (TSE-K; Amex-KGC) announced today that it has completed the previously announced sale of 20,000,000 common shares to a syndicate of underwriters comprising CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Canaccord Capital Corporation. The exercise by the underwriters of the option to purchase an additional 3,000,000 common shares resulted in the aggregate sale of 23,000,000 common shares for gross proceeds of Cdn. $31,050,000. The net proceeds of this offering will be used for the previously announced proposed acquisition of $3.75 Series B Convertible Preferred Shares of Kinam Gold Inc. (Amex-KGC.pr.B) by way of tender offer, if such offer is made, and to the extent the net proceeds are not required for such purpose, for general corporate purposes.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements involve various risks and uncertainties, including changes in the price of gold; the absence of material changes in general economic conditions; and the final determinations of the Boards of both Kinross and Kinam that the offer is fair to the non-affiliated holders of the Kinam Preferred Shares. The occurrence of any one or more of these risks could cause actual results and future events to differ materially from those anticipated in the forward-looking statements.

KINROSS HAS NOT MADE A FINAL DETERMINATION TO PROCEED WITH THE TENDER OFFER. SECURITIES OFFERED IN THE KINROSS FINANCING HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. HOLDERS OF THE KINAM PREFERRED SHARES ARE ADVISED TO READ THE TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. IF A TENDER OFFER IS COMMENCED BY KINROSS, INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT www.sec.gov. HOLDERS OF KINAM PREFERRED SHARES WILL ALSO BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT,




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LETTER OF TRANSMITTAL, AND OTHER OFFERING DOCUMENTS FOR FREE FROM KINROSS AT THE
SCOTIA PLAZA, 52nd FLOOR, 40 KING STREET WEST, TORONTO,  ONTARIO M5H 3Y2 CANADA,
ATTN: SHELLEY RILEY, TELEPHONE NUMBER (416) 365-5198.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto this 12th day of February, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary